
August 16, 2011

Via E-mail
Antoine Frérot
Chief Executive Officer
Veolia Environnement
36/38, avenue Kléber
75116 Paris, France

> **Re:** **Veolia Environnement**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 18, 2011**
> **File No. 1-15248**

Dear Mr. Frérot:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note from the disclosure on pages 20, 50, and elsewhere that you have operations in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. We also note from the disclosure on page 67 that you are providing financial assistance and technical expertise to Cuba's National Institute of Hydraulic Resources. Further, we are aware of publicly available reports that you have been involved in negotiations with the Tehran Municipality for the development of Tehran's transportation system. As you know, Cuba, Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

    Please describe to us your past, current, and any anticipated contacts with the referenced countries, whether through subsidiaries, joint ventures, or other direct or indirect

arrangements, since your letter to us dated April 2, 2007, including your subsequent activities related to the bids and contracts identified in that letter. Your response should describe any products, technology, services, information, or support that you have provided into Cuba, Iran, Syria, and/or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.

2. Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Syria, and/or Sudan, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria, or Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance